Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Income available to common stockholders	$9,056	$2,095	$11,185	$385,428

Weighted average shares outstanding	2,663,345	2,659,568	2,662,687	2,667,358

Basic earnings per share	$0.003	$0.001	$0.004	$0.14

Income for diluted earnings per share	$9,056	$2,095	$11,185	$385,428

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,663,345	2,659,568	2,662,687	2,667,358

Diluted earnings per share	$0.003	$0.001	$0.004	$0.14

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